                                                     REGISTRATION NO. 333-112263

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               INPUT/OUTPUT, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                   DELAWARE                                      22-2286646
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

                             12300 PARC CREST DRIVE
                             STAFFORD, TEXAS 77477
                                 (281) 933-3339
                             ---------------------
                               J. MICHAEL KIRKSEY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               INPUT/OUTPUT, INC.
                             12300 PARC CREST DRIVE
                                 (281) 933-3339
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

                               MARC H. FOLLADORI
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                                 (713) 651-5151
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED MARCH 23, 2004


PROSPECTUS

                                  $60,000,000

                               INPUT/OUTPUT, INC.
                    5.50% CONVERTIBLE SENIOR NOTES DUE 2008
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
                             ---------------------
     In December 2003, we issued and sold $60,000,000 aggregate principal amount of our 5.50% Convertible Senior Notes due 2008 in a private placement to the initial purchaser. The initial purchaser resold the notes to persons to it reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the Securities Act). Selling securityholders will use this prospectus from time to time to resell their notes and the common stock issuable upon conversion of their notes.

     The notes bear interest at an annual rate of 5.50% on the principal amount from December 10, 2003. We will pay interest on June 15 and December 15 of each year, beginning June 15, 2004.

     Holders may convert the notes into shares of our common stock at a conversion rate of 231.4815 shares per $1,000 principal amount of notes (representing a conversion price of $4.32), subject to adjustment, at any time before the close of business on December 15, 2008.

     We may not redeem the notes prior to maturity.


     The notes are our senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt. The notes are effectively junior to all existing and future obligations of our subsidiaries. In addition, as of December 31, 2003, we had approximately $18.8 million in obligations outstanding under certain sale-leaseback arrangements that are effectively senior to the notes to the extent of the leased assets.


     If a designated event (as described in this prospectus under "Description of Notes -- Repurchase at Option of the Holder Upon a Designated Event") occurs prior to maturity of the notes, securityholders may require us to repurchase all or a portion of their notes.


     Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq National Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. Our common stock trades on the New York Stock Exchange under the symbol "IO." On March 22, 2004, the last reported sale price for our common stock on the New York Stock Exchange was $6.50 per share.



     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. The selling securityholders may sell the securities offered by this prospectus from time to time on any exchange on which the securities are listed on terms to be negotiated with buyers. They may also sell the securities in private sales or through dealers or agents. The selling securityholders may offer the notes or the underlying common stock, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution" on page 47. The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling securityholders, and if any broker-dealers are used by the selling securityholders, the compensation of those broker-dealers, may be deemed to be underwriting discounts and commissions. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses as set forth in the registration rights agreement that we entered into with the initial purchaser of the notes.

                             ---------------------

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 March 23, 2004

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
About This Prospectus.......................................     i
Summary.....................................................     1
Risk Factors................................................     6
Forward-Looking Statements..................................    20
Use of Proceeds.............................................    21
Ratio of Earnings to Fixed Charges..........................    21
Description of Notes........................................    22
Description of Capital Stock................................    33
United States Federal Income Tax Considerations.............    37
Selling Securityholders.....................................    43
Plan of Distribution........................................    47
Legal Matters...............................................    48
Experts.....................................................    48
Where You Can Find More Information.........................    48
Incorporation by Reference..................................    49


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a "shelf" registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     In this prospectus and any prospectus supplement, "Input/Output," "I/O," "company," "we," "our," "ours" and "us" refer to Input/Output, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.


     The information contained or incorporated by reference in this prospectus contains references to trademarks, service marks and registered marks of Input/Output and our subsidiaries, as indicated. Except where stated otherwise or unless the context otherwise requires, the terms "VectorSeis," "Tescorp," "DigiCourse" and "VectorSeis System Four" refer to our VectorSeis(R), Tescorp(R), DigiCourse(R) and VectorSeis System Four(R) registered marks, and the terms "AZIM," "True Digital," "DigiShot," "Applied MEMS," "MRX," "RSR," "Vib Pro" and "Image" refer to our AZIM(TM), True Digital(TM), DigiShot(TM), Applied MEMS(TM), MRX(TM), RSR(TM), Vib Pro(TM) and Image(TM) trademarks and service marks.


     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the date on their respective covers. When a selling securityholder delivers this prospectus or a supplement or makes a sale pursuant to this prospectus or a supplement, neither we nor the selling securityholder are implying that the information is current as of the date of the delivery or sale.

                             ---------------------

                                    SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus (and any prospectus supplement) carefully and the information we incorporate by reference into it, including the section entitled "Risk Factors," before making an investment decision.

COMPANY OVERVIEW


     We are a leading provider of seismic acquisition imaging technology for exploration, production and reservoir monitoring in land and marine as well as shallow water and marsh environments. We offer a full suite of related products and services for seismic data acquisition and processing, including products incorporating traditional analog technologies and products incorporating our proprietary VectorSeis and True Digital technology.



     Our VectorSeis platform is based on a multi-component digital sensor incorporating a unique micro-electro-mechanical systems (MEMS) based accelerometer, or measuring device, that we design and manufacture. MEMS are micromachined mechanical and electromechanical elements, sensors and electronics integrated on a single silicon chip using techniques similar to traditional integrated circuit process technology. Each of our MEMS-based accelerometers is then combined with a specially designed application-specific integrated circuit
(ASIC) microchip that converts analog signals from the MEMS accelerometer into digital signals, thereby becoming a digital "sensor." Each combined MEMS accelerometer/ASIC emits a signal, or "component," and three of them are mounted on one element, which we refer to as multi-component digital sensors. Compared to traditional seismic technologies, we believe that our VectorSeis platform offers improved seismic data quality and operational efficiency and the potential to substantially improve finding and development economics.



     Our data acquisition products are well suited for both traditional three-dimensional (3-D) and four-dimensional (4-D) data collection techniques, as well as more advanced multi-component data collection techniques. We intend to be the leading company in delivering cost-effective imaging technology that we believe will improve exploration and production economics for the energy industry.


INDUSTRY OVERVIEW


     Oil and gas companies have traditionally used seismic data to reduce exploration risk by creating an image of the subsurface. Typically, an oil and gas company will contract with a geophysical contracting company to acquire data in a selected area. After collection, either the geophysical contractor or another data processor will process the data with algorithms designed to create an image. Finally, a geoscientist interprets the data by reviewing the image and integrating known facts about the surrounding geology.



     Two principal factors have affected demand for seismic data by oil and gas companies in recent years: the maturation of 3-D data collection technology and the business model adopted by geophysical contractors to leverage large fixed investments in equipment. Advances in computing power made commercial collection of 3-D seismic data possible in the 1980s. Oil and gas companies reacted to the availability of 3-D data by sharply increasing demand for seismic data during the 1990s. Without further advances in imaging technology, however, oil and gas companies do not have a compelling reason to continue purchasing seismic surveys at the same high rate. Much of the demand for conventional analog 3-D seismic surveys currently comes from areas where use of the technology was not quickly adopted, such as China and the Commonwealth of Independent States (CIS). In an effort to achieve higher utilization of large investments in equipment needed to conduct a 3-D survey, geophysical contractors increasingly began to collect speculative surveys for their own account. Contractors typically selected an area and acquired data using generic acquisition parameters and generic processing algorithms. The contractors capitalized the costs of their data acquisitions and sold the survey results to multiple partners. The availability of data collected by geophysical contractors in speculative surveys has contributed to an oversupply of seismic data. Additionally, since contractors incurred most of the costs of speculative seismic data at the time of acquisition, contractors continue to lower prices to recover as much of the fixed investment as possible.

     Despite the widespread availability of 3-D seismic data, oil and gas companies continue to seek improvement in image quality in order to identify promising drilling prospects. Generic surveys using conventional analog 3-D acquisition technology and generic processing algorithms can present general subsurface spatial relationships, but these techniques cannot address the increasingly complex reservoir interpretive issues faced by oil and gas companies. We believe the adoption of new technologies that can address characteristics of more complicated reservoirs should stimulate oil and gas companies to shoot new surveys. Exploration and production companies also require partners who can design surveys to address specific problems and apply technologies that account for the differences of the geology in a particular area. With the limitations of traditional analog technologies, lithology and fluid properties remain challenges. Digital sensors allow collection of higher quality seismic data and allow collection of new measurements that enable a clearer subsurface image.


     Oil and gas companies are increasingly using seismic data to enhance production of known fields as well as explore for new reservoirs. By repeating a seismic survey over a defined area, oil and gas companies can detect untapped areas of a reservoir and adjust their drilling program to optimize production. Time-lapsed seismic images are referred to as "four-dimensional" surveys. Four-dimensional surveys make seismic data relevant to the entire life of a reservoir from exploration to development to production to closure. However, for results to be valid, 4-D surveys require data to be collected in the same spot on multiple occasions. In marine environments where data is collected by towing large streamers containing sensors, repeatability is a challenge and oil and gas companies are demanding better positioning equipment that ensures proper placement of the streamer.

OUR STRENGTHS

     We believe our strengths include the following:


     A Leader in Seismic Imaging Technology. We believe that our technology is central to the next generation of seismic data acquisition and processing. Our proprietary technologies include our:


     - VectorSeis digital sensors, which allow full wave data acquisition on land, on the seabed and in-well, and which have been proven effective in over 60 field surveys;

     - Processing services incorporating our proprietary AZIM technology which, when combined with VectorSeis data, result in advanced seismic imaging; and

     - DigiCourse positioning technology which supports highly accurate and repeatable surveys in marine applications.


     Experienced Management. Our executive management team has extensive industry experience in the seismic technology and services industry. In April 2003, Robert P. Peebler became our chief executive officer after serving as a member of our Board of Directors since 1999. Mr. Peebler has over 30 years experience in the oil and gas industry, during most of which time he has focused on recognizing and commercializing new technology to enhance hydrocarbon exploration and production. To help lead the implementation of our seismic imaging-based strategy, Mr. Peebler has recruited several new senior executives to augment our management team, including Jorge Machnizh, Executive Vice President and Chief Operating Officer, J. Michael Kirksey, Executive Vice President and Chief Financial Officer, Chris Friedemann, Vice President -- Commercial Development, and Jim Hollis, Vice President -- Land Imaging Systems. In addition, Bjarte Fageras, formerly our Vice President -- Chief Technology Officer, has become Vice President of our Marine Imaging Systems Division.


     Strategic Alliances with Oil Companies. In October 2003, we entered into a memorandum of understanding to form a strategic seismic technology alliance with Apache Corporation, a leading independent oil and gas exploration and production company. This proposed partnership is designed to accelerate the adoption of our VectorSeis and AZIM technologies while solving some of the more complex reservoir problems in Apache's global portfolio. We are pursuing similar strategic alliances with other oil and gas exploration and production companies.

     Operating Efficiencies. We have reduced our headcount by 40% since the beginning of 2002 by closing five facilities, outsourcing a broad range of operations and combining several business units. Outsourcing, in particular, has enabled us to reduce our fixed costs and to enhance our manufacturing efficiency. Overall, we believe these changes will enable us to improve our gross margins, increase both our operating and net income and enhance our cash flows.


OUR STRATEGY


     Our goal is to provide the seismic imaging industry with the next generation of sensors and image processing technology that will enable oil and gas companies to cost-effectively find and manage reservoirs throughout the discovery and production life cycle. We intend to do this by building on our current technology platforms through both internal development and selective acquisitions. In addition, we intend to use our technology to drive down the cost of seismic surveys by replacing labor-intensive processes with more efficient systems. Specifically, we intend to:



     Lead the Next Generation of Seismic Imaging Technology. The oil and gas industry has largely realized the benefits of current seismic imaging technology, which provides a basic 3-D image of oil and gas reservoirs on land and beneath the seabed. Our VectorSeis sensor captures significantly greater data during the seismic imaging process. We intend to use this advanced technology in combination with our AZIM family of data processing techniques to provide more detailed images of oil and gas reservoirs. Without these more detailed images, we believe that oil and gas companies will not be able to produce as cost-effectively from the deeper and more geologically complex fields where they are increasingly working.



     Provide High-End Seismic Imaging Services. The reservoir discovery and management process has grown increasingly challenging due to more complex structures and greater depths. We intend to provide oil and gas companies with higher value consulting and processing services on a more collaborative basis throughout the entire planning, processing and image interpretation cycle. We purchased AXIS Geophysics, Inc. (AXIS) in 2002 to provide us with a technology and services platform to realize this strategy. We expect AXIS to enjoy rapid, high-margin growth over the next several years, and to provide us with a new source of revenue from oil and gas companies.


     Extend our Seismic Imaging Solutions Across the Full Reservoir Life
Cycle. In the past, seismic imaging has mainly been used to determine whether and where to drill the next well, but has not been used routinely in production operations. By comparing detailed images of the same reservoir at different points in time, oil and gas companies can enhance production from a given reservoir. We intend to aggressively work with oil and gas companies to assist them in using our advanced seismic imaging technology to increase overall production throughout the life of the reservoir.


     Make Selective Acquisitions. We intend to pursue selective acquisitions of products and services that accelerate the adoption of our advanced seismic imaging products and services through complementary technologies. We seek to acquire and integrate technologies and services that will expand our ability to provide next generation imaging services and products directly to oil and gas companies throughout the life of a reservoir. We will continue to identify, evaluate and pursue acquisitions of products, services and organizations that are strategically important to us and our growth strategy. In February 2004, we announced our acquisition of Concept Holdings Systems Limited. See "Recent Developments" below.



     Expand our Strategic Alliances. We intend to pursue strategic alliances with oil and gas exploration and production companies, which we believe will enable us to more effectively influence the types of equipment that seismic contractors purchase from us. These alliances will also provide us with the opportunity to directly market our consulting and processing services for use throughout the reservoir life cycle. Working directly with oil and gas companies will also provide us with valuable feedback for our product development efforts. Our alliance with Apache Corporation is the first of these strategic alliances that we are working towards.

RECENT DEVELOPMENTS



     On February 24, 2004, we announced that we had purchased all of the share capital of Concept Holdings System Limited (Concept), a private limited company incorporated in Scotland, in a privately negotiated transaction. Concept, based in Edinburgh, is a provider of software, systems and services for towed streamer, seabed and land seismic operations. The total purchase price was approximately US$36 million cash and 1,680,000 shares of our common stock. On February 23, 2004, the closing price per share of our common stock on the New York Stock Exchange was $6.41. The cash used to acquire Concept was primarily from the proceeds from our notes offering completed in December 2003 and from general corporate funds. A portion of the cash component of the purchase price was used to pay down certain outstanding debt of Concept totaling approximately US$26 million. Under a registration rights agreement dated February 23, 2004, we granted to former Concept securityholders certain demand and piggyback registration rights for the shares of our common stock issued in the transaction.

                                SUMMARY OF NOTES

Securities Offered............   $60,000,000 principal amount of 5.50%
                                 Convertible Senior Notes due 2008.

Maturity Date.................   December 15, 2008

Interest......................   5.50% per annum on the principal amount,
                                 payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning
                                 June 15, 2004.


Conversion....................   You may convert the notes into shares of our
                                 common stock at a conversion rate of 231.4815 shares per $1,000 principal amount of notes (a conversion price of $4.32), subject to adjustment prior to the close of business on the final maturity date. The conversion price can only be decreased for certain dilutive events; as a result, the terms of the notes do not require a beneficial conversion feature to be recorded for financial accounting purposes.


Redemption....................   The notes will not be redeemable by us prior to
                                 maturity.

Designated Event..............   If a designated event (as described under
                                 "Description of Notes -- Repurchase at Option of the Holder Upon a Designated Event") occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, and liquidated damages, if any, to, but excluding, the repurchase date.


Use of Proceeds...............   We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes. See "Use of Proceeds" on page 21.



Ranking.......................   The notes are our senior unsecured debt and
                                 rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt. However, the notes are effectively junior to all existing and future obligations of our subsidiaries. In addition, as of December 31, 2003, we had approximately
                                 $18.8 million of obligations outstanding under certain sale-leaseback arrangements that are effectively senior to the notes to the extent of the leased assets.


Trading.......................   The notes are new securities for which no
                                 market currently exists. While the initial purchaser has informed us that it intends to make a market in the notes, it is under no obligation to do so and may discontinue such activities at any time without notice. The notes will not be listed on any securities exchange or included in any automated quotation system. While the notes are designated for trading in The PORTAL Market, we cannot assure you that any active or liquid market will develop for the notes.

New York Stock Exchange Symbol
for our Common Stock..........   IO.

                                  RISK FACTORS

- You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

- Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

- This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATED TO OUR BUSINESS AND OUR COMMON STOCK

 WE MAY NOT GAIN RAPID MARKET ACCEPTANCE FOR OUR VECTORSEIS PRODUCTS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.


     We have spent considerable time and capital developing our VectorSeis products line. Because VectorSeis products rely on a new digital sensor, our ability to sell our VectorSeis products will depend on acceptance of our digital sensor and technology solutions by geophysical contractors and exploration and production companies. If our customers do not believe that our digital sensor delivers higher quality data with greater operational efficiency, our results of operations and financial condition will be materially and adversely affected.


     System reliability is an important competitive consideration for seismic data acquisition systems. Even though we attempt to assure that our systems are always reliable in the field, the many technical variables related to operations can cause a combination of factors that can and have from time to time caused service issues with our analog products. If our customers believe that our analog products have reliability issues, then those customers may delay acceptance of our new products and reduce demand for our analog products. Our business, our results of operations and our financial condition, therefore, may be materially and adversely affected.

     While we believe that our new VectorSeis System Four land data acquisition system has made significant improvements in both field troubleshooting and reliability compared to our legacy systems, products as complex as this system, however, sometimes contain undetected errors or bugs when first introduced. Despite our testing program, these undetected errors are not discovered until the product is purchased and used by a customer. If our customers deploy our new products and they do not work correctly, our relationship with our customers may be materially and adversely affected. Errors may be found in future releases of our products, and these errors could impair the market acceptance of our products. If our customers do not accept our new products as rapidly as we anticipate, our business, our results of operations and our financial condition may be materially and adversely affected.

 THE LOSS OF ANY SIGNIFICANT CUSTOMER COULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.


     We rely on a relatively small number of significant customers. Consequently, our business is exposed to the risks related to customer concentration. In 2002, two of our largest customers, Western-Geco and Laboratory of Regional Geo-Dynamics Limited, were responsible for approximately 11% and 10%, respectively, of our consolidated net sales. In 2003, BGP, an international seismic contractor and subsidiary of the China National Petroleum Corporation (BGP), accounted for approximately 28% of our consolidated net sales. The loss of any of our significant customers or a deterioration in our relations with any of them could materially and adversely affect our results of operations and financial condition.

 OUR BUSINESS REORGANIZATION AND FACILITIES CLOSURE PLANS MAY NOT YIELD THE BENEFITS WE EXPECT AND COULD HARM OUR FINANCIAL CONDITION, REPUTATION AND PROSPECTS.

     We have significantly reduced our corporate and operational headcount, closed certain manufacturing facilities and combined certain of our business units. These activities may not yield the benefits we expect, and may raise product costs, delay product production, result in or exacerbate labor disruptions and labor-related legal actions against us, and create inefficiencies in our business. In addition, if the markets for our products do not improve, we will take additional restructuring actions to address these market conditions. Any such additional actions could result in additional restructuring charges.

 IF WE FAIL TO IMPLEMENT OUR BUSINESS STRATEGY, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

     Our future financial performance and success are dependent in large part upon our ability to successfully implement our business strategy to introduce new seismic technologies, and to reduce costs through outsourcing manufacturing and certain research and development activities. We cannot assure you that we will be able to successfully implement our business strategy or be able to improve our operating results. In particular, we cannot assure you that we will be able to stimulate sufficient demand for our VectorSeis products, our AZIM processing services or our traditional analog product line, to execute our growth strategy (including acquisitions) or to sufficiently reduce our costs to achieve required efficiencies. Our strategic direction also may give rise to unforeseen costs, which could wholly or partially offset any expense reductions or other financial benefits we attain as a result of the changes to our business.

     We are in the process of evaluating and may, from time to time in the future, evaluate the acquisition of assets or operations that complement our existing businesses. We cannot estimate what impact, if any, our acquisition of these assets or operations may have on our business.

     Furthermore, we cannot assure you that we will be successful in our acquisition efforts or that we will be able to effectively manage expanded or acquired operations. Our ability to achieve our acquisition or expansion objectives and to effectively manage our growth depends on a number of factors, including:

     - our ability to identify appropriate acquisition targets and to negotiate acceptable terms for their acquisition;

     - our ability to integrate new businesses into our operations; and

     - the availability of capital on acceptable terms.

     Our business strategy may require additional funding, which may be provided in the form of additional debt, equity financing or a combination thereof. We cannot assure you that we will be able to obtain this financing, and if so, on advantageous terms and conditions.

     Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions or increased operating costs. Any failure to successfully implement our business strategy could materially and adversely affect our financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

 TECHNOLOGIES AND BUSINESSES THAT WE ACQUIRE MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION.

     An important aspect of our current business strategy is to seek new technologies, products and businesses to broaden the scope of our existing and planned product lines and technologies. While we intend to focus on acquisitions that complement our technologies and our general business strategy, there can be no assurance that we will be successful in locating such acquisitions or that any completed acquisition will achieve the expected benefit.

     In addition, an acquisition may result in unexpected costs, expenses and liabilities. For example, during 2002, we acquired certain assets of S/N Technologies and, in April 2003, we invested $3.0 million in Energy Virtual Partners. These transactions were not successful, and we have since completely written down the costs of the assets we purchased from S/N Technologies and have written down our investment in Energy Virtual Partners to its approximate liquidation value of $1.0 million.

     Our ability to achieve our expansion and acquisition objectives will also depend on the availability of capital on acceptable terms. Our combined businesses resulting from any acquisitions may not be able to generate sufficient operating cash flows in order for us to obtain additional financing or fund our acquisition strategy.

     Acquisitions expose us to:

     - increased costs associated with the acquisition and operation of the new businesses or technologies and the management of geographically dispersed operations;

     - risks associated with the assimilation of new technologies, operations, sites and personnel;


     - the possible loss of key employees;


     - risks that any technology we acquire may not perform as well as we had anticipated;

     - the diversion of management's attention and other resources from existing business concerns;

     - the potential inability to replicate operating efficiencies in the acquired company's operations;

     - the inability to generate revenues to offset associated acquisition costs;

     - the continuing need to maintain uniform standards, controls, and procedures;

     - the impairment of relationships with employees and customers as a result of any integration of new and inexperienced management personnel; and

     - the risk that acquired technologies do not provide us with the benefits we anticipated.

     The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified potential acquisitions. Integration of acquired businesses require significant efforts from each entity, including coordinating existing business plans and research and development efforts. Integrating operations may distract management's attention from the day-to-day operation of the combined companies. If we are unable to successfully integrate the operations of acquired businesses, our future results will be negatively impacted.

     Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt and additional expenses associated with the amortization of acquired intangible assets or potential businesses. There is no assurance that past or future acquisitions will generate additional income, cash flows or provide any benefit to our business.

 WE HAVE DEVELOPED OUTSOURCING ARRANGEMENTS WITH THIRD PARTIES TO MANUFACTURE SOME OF OUR PRODUCTS. IF THESE THIRD PARTIES FAIL TO DELIVER QUALITY PRODUCTS OR COMPONENTS AT REASONABLE PRICES ON A TIMELY BASIS, WE MAY ALIENATE SOME OF OUR CUSTOMERS AND OUR REVENUES, PROFITABILITY AND CASH FLOW MAY DECLINE.

     As part of our strategic direction, we are increasing our use of contract manufacturers as an alternative to our own manufacture of products. If, in implementing this initiative, we are unable to identify contract manufacturers willing to contract with us on competitive terms and to devote adequate resources to fulfill their obligations to us or if we do not properly manage these relationships, our existing customer relationships may suffer. In addition, by undertaking these activities, we run the risk that the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control over quality and delivery schedules. We also may experience supply interruptions, cost escalations and competitive disadvantages if our contract manufacturers fail to develop, implement, or maintain manufacturing methods appropriate for our products and customers.

     If any of these risks are realized, our revenues, profitability and cash flow may decline. In addition, as we come to rely more heavily on contract manufacturers, we may have fewer personnel resources with expertise to manage problems that may arise from these third-party arrangements.


 THE CURRENT OVERSUPPLY OF SEISMIC DATA AND DOWNWARD PRICING PRESSURES HAS, AND MAY CONTINUE TO, ADVERSELY AFFECT OUR OPERATIONS AND SIGNIFICANTLY REDUCE OUR OPERATING MARGINS AND INCOME.



     The current industry-wide oversupply of speculative surveys conducted and collected by geophysical contractors, and their practice of lowering prices to their customers for these surveys in order to recover investments in assets used to conduct 3-D surveys, has in recent years adversely affected our results of operations and financial condition. Particularly during periods of reduced levels of exploration for oil and gas, the oversupply of seismic data and downward pricing pressures limit our ability to meet sales objectives and maintain profit margins for our products and sustain growth of our business. These industry conditions have reduced, and if continued into the future, will reduce, our revenues and operating margins.


 OIL AND GAS COMPANIES AND GEOPHYSICAL CONTRACTORS WILL REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES IF THE LEVEL OF EXPLORATION EXPENDITURES CONTINUES TO REMAIN RELATIVELY LOW.

     Historically, demand for our products has been sensitive to the level of exploration spending by oil and gas companies and geophysical contractors. Exploration expenditures have tended in the past to follow trends in the price of oil and gas, which have fluctuated widely in recent years in response to relatively minor changes in supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control. Prolonged reductions in oil and gas prices will generally depress the level of exploration activity and correspondingly depress demand for our products and services. A prolonged downturn in market demand for our products or services will have a material adverse effect on our results of operations and financial condition. Additionally, we cannot assure you that increases in oil and gas prices will increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

     Factors affecting the prices of oil and gas include:

     - level of demand for oil and gas;

     - worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

     - level of oil and gas production;

     - government policies regarding the exploration for, and production and development of, oil and gas reserves in their jurisdictions; and

     - global weather conditions.


     The markets for oil and gas historically have been volatile and are likely to continue to be so in the future.


 WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY HAVE LOSSES IN THE FUTURE.


     As of and for the year ended December 31, 2003, we had:



     - an accumulated deficit of approximately $159.7 million; and



     - incurred operating losses of $21.3 million and net loss of $23.2 million.


     We also had operating losses and net losses for the years ended December 31, 2002, the seven months ended December 31, 2000 and the year ended May 31, 2000. While we intend to increase revenues, operating income and net income through acquisitions and internal growth, there can be no assurance we will be successful and our business and financial condition could be materially and adversely affected.

 WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO FUND OUR OPERATIONS AND FUTURE ACQUISITIONS. WE MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE.



     We became significantly more leveraged after the consummation of the offering of the notes. As of December 31, 2003, our outstanding indebtedness was $81.2 million. As a result, our interest expense is expected to increase for 2004 and in the foreseeable future. In addition, we presently estimate that our capital expenditures for plant, property and equipment for 2004 will be approximately $5.8 million and that we will need approximately $28.0 million to meet our contractual obligations in 2004. Moreover, we have expended and will continue to expend substantial funds to complete the research, development and testing of our products and services. We will require additional funds for these purposes, to establish additional manufacturing arrangements and to provide for the marketing of our products and services.



     We have typically financed operations from internally generated cash and funds from equity and debt financings. Our cash and cash equivalents decreased $16.7 million, or 22%, from December 31, 2002 to December 31, 2003. This decrease was primarily due to net cash used in operating activities of $33.1 million and the payment of $31.0 million of indebtedness under an unsecured promissory note payable to SCF-IV, L.P. (SCF) scheduled to mature in May 2004 (the SCF Note). These factors were partially offset by $56.5 million of net proceeds from the notes offering. The net cash used in operating activities was mainly due to the loss from operations for the year, an increase in accounts and notes receivables, an increase in our inventory and a decrease in our accounts payable and accrued expenses. The increase in our accounts receivable was primarily due to a continued shift in our sales to foreign customers, which historically have been slower to pay. Our cash and cash equivalents also decreased approximately 24% from December 31, 2001 to December 31, 2002.



     There is increasing risk that our collections cycle will further lengthen as we anticipate a larger percentage of our sales will be to foreign customers, particularly in China and the CIS.



     We cannot assure you that our sources of cash will be sufficient to meet our anticipated future capital requirements. We used a substantial portion of the proceeds from the sale of the notes to repay in full the approximately $16.0 million of remaining outstanding indebtedness under the SCF Note and we used a total of $36 million cash from such proceeds and from our general corporate funds for the Concept acquisition in February 2004. As a result, the proceeds from the offering of the notes are not available to fund our future capital requirements and contractual obligations. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets, reduce operating expenses, refinance all or a portion of our debt, or delay or reduce important initiatives, such as marketing programs and research or development programs.


     In addition, we may seek to raise any necessary additional funds through equity or debt financings, convertible debt financing, alliance arrangements with corporate partners or other sources, which may be dilutive to existing stockholders and may cause the price of our common stock to decline.

 WE DERIVE A SUBSTANTIAL AMOUNT OF OUR REVENUES FROM FOREIGN SALES, WHICH POSE ADDITIONAL RISKS.


     Sales to destinations outside of North America accounted for approximately 77% of our consolidated net sales for the year ended December 31, 2003, and we believe that export sales will remain a significant percentage of our revenue. United States export restrictions affect the types and specifications of products we can export. Additionally, to complete certain sales, United States laws may require us to obtain export licenses, and we cannot assure you that we will not experience difficulty in obtaining these licenses. Operations and sales in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:


     - expropriation and nationalization;

     - political and economic instability;

     - armed conflict and civil disturbance;

     - currency fluctuations, devaluations and conversion restrictions;

     - confiscatory taxation or other adverse tax policies;

     - tariff regulations and import/export restrictions;

     - governmental activities that limit or disrupt markets, or restrict payments or the movement of funds; and

     - governmental activities that may result in the deprivation of contractual rights.

     There is increasing risk that our collections cycle will further lengthen as we anticipate a larger percentage of our sales will be to foreign customers, particularly those in China and the CIS.

     The majority of our foreign sales are denominated in United States dollars. An increase in the value of the dollar relative to other currencies will make our products more expensive, and therefore less competitive, in foreign markets.

     In addition, we are subject to taxation in many jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

 THE RAPID PACE OF TECHNOLOGICAL CHANGE IN THE SEISMIC INDUSTRY REQUIRES US TO MAKE SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENDITURES AND COULD MAKE OUR PRODUCTS OBSOLETE.

     The markets for our products are characterized by rapidly changing technology and frequent product introductions. We must invest substantial capital to maintain a leading edge in technology, with no assurance that we will receive an adequate rate of return on such investments. If we are unable to develop and produce successfully and timely new and enhanced products, we will be unable to compete in the future and our business, our results of operations and financial condition will be materially and adversely affected.

 COMPETITION FROM SELLERS OF SEISMIC DATA ACQUISITION SYSTEMS AND EQUIPMENT IS INTENSIFYING AND COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our industry is highly competitive. Our competitors have been consolidating into better-financed companies with broader product lines. Certain of our competitors are affiliated with seismic contractors, which forecloses a portion of the market to us. Some of our competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities, and greater financial, technical and personnel resources than those available to us. Our ability to compete effectively in the manufacture and sale of seismic instruments and data acquisition systems depends principally upon continued technological innovation, as well as our reputation for quality, our ability to deliver on schedule and price.

     Our competitors have expanded or improved their product lines, which has adversely affected our results of operations. One competitor has introduced a lightweight land seismic system that we believe has made our current land system more difficult to sell at acceptable margins. In addition, another competitor introduced a marine solid streamer product that competes with our oil-filled towed streamer product. Streamers are towed behind marine vessels to acquire seismic data in marine environments and can either be solid or oil-filled. Our net sales of marine streamers have been, and will continue to be, adversely affected by customer preferences for solid products. In May 2003, we decided to cancel our internal project to develop a solid streamer product.

 FURTHER CONSOLIDATION AMONG OUR SIGNIFICANT CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT US.

     Historically, a relatively small number of customers has accounted for the majority of our net sales in any period. In recent years, our customers have been rapidly consolidating, shrinking the demand for our products. The loss of any of our significant customers to further consolidation could materially and adversely affect our results of operations and financial condition.

 LARGE FLUCTUATIONS IN OUR SALES AND GROSS MARGINS CAN RESULT IN OPERATING
 LOSSES.

     As our products are technologically complex, we experience a very long sales cycle. In addition, the revenues from any particular sale can vary greatly from our expectations due to changes in customer requirements. These factors create substantial fluctuations in our net sales from period to period. Variability in our gross margins compound the uncertainty associated with our sales cycle. Our gross margins are affected by the following factors:

     - pricing pressures from our customers and competitors;

     - product mix sold in a period;

     - inventory obsolescence;

     - unpredictability of warranty costs;

     - changes in sales and distribution channels;

     - availability and pricing of raw materials and purchased components; and

     - absorption of manufacturing costs through volume production.

     We must establish our expenditure levels for product development, sales and marketing and other operating expenses based, in large part, on our forecasted net sales and gross margins. As a result, if net sales or gross margins fall below our forecasted expectations, our operating results and financial condition are likely to be adversely affected because not all of our expenses vary with our revenues.

 WRITE-OFFS RELATED TO THE IMPAIRMENT OF LONG-LIVED ASSETS AND OTHER NON-CASH CHARGES MAY ADVERSELY IMPACT OR DELAY OUR PROFITABILITY.


     We may incur significant non-cash charges related to impairment write-downs of our long-lived assets, including goodwill and other intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, we recorded an impairment charge of $15.1 million in 2002 relating to our analog land products reporting unit. Also, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we recorded an impairment charge relating to other long-lived assets of $6.3 million in 2002 (relating to the impairment of our Alvin, Texas manufacturing facility, the leasehold improvements in our Norwich, U.K. geophone stringing facility and certain related manufacturing equipment at both facilities) and $1.1 million in 2003 (relating to the cancellation of our solid streamer project within our Marine Imaging segment in the first quarter of
2003).


     We will continue to incur non-cash charges related to amortization of other intangible assets. We are required to perform periodic impairment reviews of our goodwill at least annually. To the extent these reviews conclude that the carrying value of our goodwill exceeds its implied fair value, we will be required to record an impairment charge to write down our goodwill to its implied fair value. Also, we periodically evaluate the net realizable values of our other long-lived assets. To the extent these reviews conclude that the expected future cash flows generated from our business activities are not sufficient to recover the cost of our other long-lived assets, we will be required to measure and record an impairment charge to write down these assets to their net realizable values. We will conduct our annual goodwill assessment in the fourth quarter. We cannot assure you that upon completion of this and subsequent reviews, a material impairment charge will not be recorded. If this and future periodic reviews determine that our assets are impaired and a write down is required, it will adversely impact or delay our profitability.


 OUR OUTSOURCING RELATIONSHIPS MAY REQUIRE US TO PURCHASE INVENTORY WHEN DEMAND FOR PRODUCTS PRODUCED BY THIRD-PARTY MANUFACTURERS IS LOW.



     Under a few of our outsourcing arrangements, our manufacturing outsourcers purchase agreed-upon inventory levels to meet our forecasted demand. Since we typically operate without a significant backlog of orders for our products, our manufacturing plans and inventory levels are principally based on sales forecasts. If demand proves to be less than we originally forecasted, these manufacturing outsourcers have the right to require us to purchase any excess or obsolete inventory. Should we be required to purchase inventory under these provisions, we may have to hold inventory that we may never utilize.



     To date, we have not been required to purchase any fixed amount of excess inventory under our outsourcing arrangements, and we have no existing obligation to purchase any such fixed amount of excess inventory. We are in the process of revising our sales forecasting techniques with our outsourcers, providing short-term forecasts (usually less than three months) rather than long-term forecasts, which should mitigate the risk that we will significantly overestimate our inventory needs from these outsourcers.


 WE MAY BE UNABLE TO OBTAIN BROAD INTELLECTUAL PROPERTY PROTECTION FOR OUR CURRENT AND FUTURE PRODUCTS AND WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technologies. We believe that the technological and creative skill of our employees, new product developments, frequent product enhancements, name recognition and reliable product maintenance are the foundations of our competitive advantage. Although we have a considerable portfolio of patents, copyrights and trademarks, these property rights offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we are unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States.

     Third parties inquire and claim from time to time that we have infringed upon their intellectual property rights. Any such claims, with or without merit, could be time consuming, result in costly litigation, result in injunctions, require product modifications, cause product shipment delays or require us to enter into royalty or licensing arrangements. Such claims could have a material adverse affect on our results of operations and financial condition.


     As of the date of this prospectus, we are not aware of any parties that intend to pursue intellectual property claims against us.


 SIGNIFICANT PAYMENT DEFAULTS UNDER EXTENDED FINANCING ARRANGEMENTS COULD ADVERSELY AFFECT US.


     We often sell to customers on payment terms other than cash on delivery. We allow many of our customers to finance substantial purchases of our products through the issuance to us of promissory notes. The terms of these promissory notes initially range from eight months to five years. As of December 31, 2003, we had outstanding accounts receivable of approximately $34.3 million and notes receivable of approximately $20.8 million. Significant payment defaults by customers could have a material adverse effect on our results of operations and financial condition.



     Approximately $9.7 million of our total notes receivable at December 31, 2003 related to one Russian customer. During 2003, this customer became delinquent on approximately $0.8 million of its scheduled principal and interest payments, in addition to becoming delinquent on $1.8 million of its trade receivables. In January 2004, we refinanced the delinquent portion of its notes and accounts receivable into a new note totaling $2.6 million, with payments due in equal installments over a twelve month period.

     With respect to customer defaults, our levels of expense for loan loss in recent years have been as follows:



                                                              EXPENSE FOR LOAN LOSS
PERIOD ENDED                                                     (IN THOUSANDS)
------------                                                  ---------------------
Year ended May 31, 2000.....................................         $7,057
Seven months ended December 31, 2000........................         $1,305
Year ended December 31, 2001................................         $1,577
Year ended December 31, 2002................................         $  158
Year ended December 31, 2003................................             --


 OUR OPERATIONS, AND THE OPERATIONS OF OUR CUSTOMERS, ARE SUBJECT TO NUMEROUS GOVERNMENT REGULATIONS, WHICH COULD ADVERSELY LIMIT OUR OPERATING FLEXIBILITY.

     Our operations are subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for our products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are also subject to extensive and evolving trade regulations. Certain countries are subject to restrictions, sanctions and embargoes imposed by the United States government. These restrictions, sanctions and embargoes also prohibit or limit us from participating in certain business activities in those countries. Our operations are subject to numerous local, state and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties and the protection of the environment. These laws have been changed frequently in the past, and there can be no assurance that future changes will not have a material adverse effect on us. In addition, our customers' operations are also significantly impacted by laws and regulations concerning the protection of the environment and endangered species. Consequently, changes in governmental regulations applicable to our customers may reduce demand for our products. For instance, regulations regarding the protection of marine mammals in the Gulf of Mexico may reduce demand for our airguns and other marine products. To the extent that our customer's operations are disrupted by future laws and regulations, our business and results of operations may be materially and adversely affected.

 DISRUPTION IN VENDOR SUPPLIES WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our manufacturing processes require a high volume of quality components. Certain components used by us are currently provided by only one supplier. We may, from time to time, experience supply or quality control problems with suppliers, and these problems could significantly affect our ability to meet production and sales commitments. Reliance on certain suppliers, as well as industry supply conditions, generally involve several risks, including the possibility of a shortage or a lack of availability of key components and increases in component costs and reduced control over delivery schedules; any of these could adversely affect our future results of operations.

 OUR STOCK PRICE MAY FLUCTUATE, AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

     The average daily trading volume of our common stock for the twelve months ended December 31, 2003, was approximately 198,000 shares. The trading volume of our stock may contribute to its volatility, and an active trading market in our stock might not continue.

     If substantial amounts of our common stock were to be sold in the public market, the market price of our common stock could fall. Some of the other factors that can affect our stock price are:

     - future demand for seismic equipment and services;

     - the announcement of new products, services or technological innovations by us or our competitors;

     - the adequacy of our liquidity and capital resources;

     - consolidation among our significant customers;

     - continued variability in our revenues or earnings;

     - changes in quarterly revenue or earnings estimates for us made by the investment community; and

     - speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions.

     The market price of our common stock may also fluctuate significantly in response to factors which are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies have also been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors' stock.

 OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS, DELAWARE LAW AND OUR STOCKHOLDER RIGHTS PLAN CONTAIN PROVISIONS THAT COULD DISCOURAGE ANOTHER COMPANY FROM ACQUIRING US.

     Provisions of Delaware law, our certificate of incorporation, bylaws and stockholder rights plan may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for share of our common stock. These provisions include:

     - authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

     - providing for a dividend on our common stock, commonly referred to as a "poison pill", which can be triggered after a person or group acquires, obtains the right to acquire, or commences a tender or exchange offer to acquire, 20% or more of our outstanding common stock;

     - providing for a classified board of directors with staggered terms;

     - requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

     - eliminating the ability of stockholders to call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

 THE LOSS OF CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT TEAM (MANY OF WHOM HAVE ONLY RECENTLY JOINED OUR COMPANY) COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our success depends, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, technical, engineering, manufacturing and processing skills that are critical to executing our business strategy. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our financial condition and results of operations may be adversely affected. Moreover, the market for qualified individuals may be highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

     While many members of our current senior management team have significant experience working at various large corporations, with some of them working together at those corporations, our senior management has had limited experience working together at our company and implementing our current business strategy. In April 2003, Robert P. Peebler became our chief executive officer after serving as a member of our Board of Directors since 1999. To help lead the implementation of our seismic imaging-based strategy, Mr. Peebler has recruited several new senior executives to augment our management team, including Jorge Machnizh, Executive Vice President and Chief Operating Officer, J. Michael Kirksey, Executive Vice President and

Chief Financial Officer, Chris Friedemann, Vice President -- Commercial Development, and Jim Hollis, Vice President -- Land Imaging Systems.



 SALES (OR THE EXPECTATION OF SALES) OF SHARES OF OUR COMMON STOCK UNDER OUR REGISTRATION RIGHTS AGREEMENTS MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.



     In addition to the underlying shares of our common stock issuable upon conversion of the notes that are being offered by this prospectus, holders of approximately 7,474,000 of our shares of common stock are subject to registration rights, including the right to require us to register the sale of their shares or the right to include their shares in secondary public offerings we undertake in the future. These holders include Laitram L.L.C., which beneficially owns approximately 10.9% of our common stock subject to piggyback registration rights. We also may enter into additional registration rights agreements in the future in connection with any subsequent acquisitions we may undertake. Any sales of our common stock under these registration rights arrangements with these stockholders could be negatively perceived in the trading markets and negatively affect the price of our common stock. Sales of a substantial number of our shares of common stock in the public market under these arrangements, or the expectation of such sales, could cause the market price of our common stock to decline. See "Description of Common
Stock -- Registration Rights."


RISKS RELATED TO THE NOTES

 OUR SIGNIFICANT DEBT OBLIGATIONS COULD LIMIT OUR FLEXIBILITY IN MANAGING OUR BUSINESS AND EXPOSE US TO CERTAIN RISKS.


     As a result of the offering of the notes, we now have an increased level of indebtedness outstanding. As of December 31, 2003, we had $81.2 million of indebtedness outstanding (including our lease obligations under our facilities' sale-leaseback arrangements). As a result, our interest expense is expected to increase for 2004 and in the foreseeable future. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future business performance, which is subject to many economic, financial, competitive and other factors beyond our control. We do not have a working capital or other senior credit facility in place to finance our working capital needs. Our degree of leverage may have important consequences to you, including the following:


     - we may have difficulty satisfying our obligations under the notes or other indebtedness and, if we fail to comply with these requirements, an event of default could result;

     - we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

     - covenants relating to future debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

     - covenants relating to future debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - we may be more vulnerable to the impact of economic downturns and adverse developments in our business; and

     - we may be placed at a competitive disadvantage against any less leveraged competitors.

     The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

 WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOWS TO MEET OUR OPERATIONAL, GROWTH AND DEBT SERVICE NEEDS.


     Our cash and cash equivalents declined from $76.2 million at December 31, 2002 to $59.5 million at December 31, 2003, a decrease of $16.7 million, or 22%. Our ability to fund our operations, grow our business and to make scheduled payments on our indebtedness and our other obligations, including the notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions in the energy industry and by many financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs.


     If we are unable to generate sufficient cash flows to fund our operations, grow our business and satisfy our debt obligations, we may have to undertake additional or alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the notes.


 THE NOTES ARE UNSECURED AND, THEREFORE, ARE EFFECTIVELY SUBORDINATED TO ANY OF OUR SECURED DEBT AND ARE EFFECTIVELY SUBORDINATED TO ALL OBLIGATIONS OF OUR SUBSIDIARIES.


     The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to any secured debt we currently have, or may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. In addition, as debt of Input/Output, Inc., the notes are effectively subordinated to all debt and other liabilities, including trade payables, of our subsidiaries.


     As of December 31, 2003, we had approximately $18.8 million of obligations outstanding under certain sale-leaseback arrangements for our principal physical facilities in Stafford, Texas, which arrangements are effectively senior to the notes to the extent of the leased assets. The carrying value of these facilities must be included as assets, and the value of the related lease obligations must be included as liabilities, on our consolidated balance sheets under U.S. generally accepted accounting principles. As of December 31, 2003, the net carrying value of the facilities on our consolidated balance sheet was approximately $12.6 million. Since these facilities are assets owned by our landlord, they would not be available to satisfy claims of our creditors, including the holders of the notes.



 WE MAY ISSUE, WITHOUT CONSENT OF THE NOTEHOLDERS, AN UNLIMITED QUANTITY OF ADDITIONAL NOTES HAVING THE SAME TERMS AS THE NOTES OFFERED HEREBY.



     Under the terms of the indenture and without the consent of holders of the notes, we may issue an unlimited aggregate principal amount of additional notes having the same terms and CUSIP number as the notes offered hereby. Any additional issuance of notes will increase our leverage and interest payment obligations, which could adversely affect our financial condition, our results of operations and our ability to obtain future financing to fund our working capital requirements and other capital requirements. In that event, we would also have increased exposure to economic cycles and industry conditions which could place us at a competitive disadvantage compared to less leveraged competitors. Upon any issuance of additional notes, the notes offered hereby may experience additional volatility in their trading value and may trade at a discount.

 WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE DESIGNATED EVENT REPURCHASE OPTION.

     If a designated event, as described under the heading "Description of Notes -- Repurchase at Option of the Holder Upon a Designated Event," occurs prior to maturity, we may be required to repurchase all or part of the notes. We may not have enough funds to pay the repurchase price for all tendered notes. In addition, any credit agreement or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of our other indebtedness.

 NO PUBLIC MARKET EXISTS FOR THE NOTES, AND THE RESALE OF THE NOTES IS SUBJECT TO SIGNIFICANT RESTRICTIONS AS WELL AS UNCERTAINTIES REGARDING THE EXISTENCE OF ANY TRADING MARKET FOR THE NOTES.

     The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchaser of the notes, Morgan Stanley & Co. Incorporated, has informed us that it intends to make a market in the notes, but it is not obligated to do so, and if it does make a market in the notes it may stop at any time, without notice. As a result, we cannot assure you that a market will develop for the notes or that you will be able to sell your notes. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. Any notes traded after their initial issuance may trade at a discount to their initial offering price.

     Moreover, even if the holders are able to sell their notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

 THE TRADING PRICES FOR THE NOTES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

     The notes are convertible into shares of common stock and, as a result, the trading price for the notes will be directly affected by the trading price of our common stock. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes. Our stock price could also be affected by some of the other factors specified above under "Risks Related to Our Business and Our Common Stock -- Our stock price may fluctuate, and your investment in our stock could decline in value."

 THE CONVERSION RATE OF THE NOTES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS.

     The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under "Description of Notes -- Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

 THE REPURCHASE RIGHTS IN THE NOTES TRIGGERED BY A FUNDAMENTAL CHANGE COULD DISCOURAGE A POTENTIAL ACQUIRER.

     The repurchase rights in the notes triggered by a fundamental change, as described under the heading "Description of Notes -- Repurchase at Option of the Holder Upon a Designated Event," could discourage a potential acquirer. However, this repurchase feature is not the result of our management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

 YOU MAY HAVE TO PAY TAXES WITH RESPECT TO DISTRIBUTIONS ON OUR COMMON STOCK THAT YOU DO NOT RECEIVE.

     The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read "Description of Notes -- Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income will generally be equal to the amount of the distribution that you would have received if you had converted your notes into our common stock. In addition, non-U.S. holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. Please read "United States Federal Income Tax Considerations."

 CONVERSION OF THE NOTES WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS, INCLUDING HOLDERS WHO HAD PREVIOUSLY CONVERTED THEIR NOTES.

     The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

 IF YOU HOLD NOTES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

     If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles or incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Examples of other forward-looking statements contained or incorporated by reference in this prospectus include statements regarding:


     - our expected revenues, gross margins, operating income, net income and cash flows;


     - future growth rates and margins for certain of our products and services;

     - the adequacy of our future liquidity and capital resources;

     - anticipated timing and success of commercialization and capabilities of products and services under development;

     - our plans for facility closures and other future business reorganizations;

     - charges we expect to take for future reorganization activities;

     - savings we expect to achieve from our restructuring activities;

     - future demand for seismic equipment and services;

     - future seismic industry fundamentals;

     - future oil and gas commodity prices;

     - future worldwide economic conditions;

     - our expectations regarding future mix of business and future asset recoveries;

     - our expectations regarding realization of deferred tax assets;

     - our beliefs regarding accounting estimates we make;

     - the result of pending or threatened disputes and other contingencies;

     - our future acquisitions and levels of capital expenditures; and

     - our proposed strategic alliances.

     These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by inaccurate assumptions we make, or by risks and uncertainties known or unknown to us. Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales. See "Selling Securityholders" for a list of those persons or entities entitled to receive proceeds from the sale of the notes and underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings (loss) before income tax expense (benefit) and minority interest, plus fixed charges, cash dividends received from equity interests, less the equity income recorded. Fixed charges consist of interest expense, including amortization of debt issuance costs and capitalized interest and the interest portion of rental expense, and preferred stock dividend requirements.


                                                  YEARS ENDED                           YEARS ENDED
                                                  DECEMBER 31,        SEVEN MONTHS        MAY 31,
                                               ------------------         ENDED         -----------
                                               2003   2002   2001   DECEMBER 31, 2000   2000   1999
                                               ----   ----   ----   -----------------   ----   ----
Ratio of Earnings to
  Fixed Charges(1)...........................   --     --    2.5x           --           --      --


---------------


(1) For the years ended December 31, 2003 and 2002 and the seven months ended December 31, 2000, and the years ended May 31, 2000 and 1999, earnings were insufficient to cover fixed charges by approximately $22.8 million, $62.0 million, $9.0 million, $80.1 million and $155.2 million, respectively.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of December 10, 2003, between Input/Output, Inc., as issuer, and The Bank of New York Trust Company of Florida, N.A., as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement between us and Morgan Stanley & Co. Incorporated, as initial purchaser listed in that agreement, dated as of December 10, 2003. You may request a copy of the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

     As used in this "Description of Notes" section, references to "Input/Output," "we," "I/O," "our" or "us" refer solely to Input/Output, Inc. and not to our subsidiaries, unless the context otherwise requires.

GENERAL


     The notes are senior unsecured debt of I/O and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are not obligations of or guaranteed by any of our subsidiaries. The notes are effectively subordinated to all existing and future obligations of our subsidiaries. In addition, as of December 31, 2003, we had approximately $18.8 million of obligations outstanding under certain sale-leaseback arrangements that are effectively senior to the notes to the extent of the leased assets. The notes are convertible into common stock as described under "-- Conversion of Notes."


     We issued and sold $60,000,000 aggregate principal amount of the notes in private placements in December 2003. The notes were issued only in denominations of $1,000 and multiples of $1,000. We use the term "note" in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on December 15, 2008 unless earlier converted or repurchased.

     We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

     Neither we nor any of our subsidiaries is subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries is restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "-- Repurchase at Option of the Holder Upon a Designated Event."

     The notes bear interest at an annual rate of 5.50% from December 10, 2003, or from the most recent date to which interest has been paid or duly provided for. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest and liquidated damages, if any, on June 15 and December 15 of each year, beginning June 15, 2004, to record holders at the close of business on the preceding June 1 and December 1, as the case may be.

     We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the paying agent. The paying agent initially will be the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of

$2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     The notes are not subject to a sinking fund provision and are not subject to defeasance or covenant defeasance under the indenture.


     Because the conversion price may only be decreased for certain dilutive events, the notes are not subject to a beneficial conversion feature for financial accounting purposes; therefore, no such feature has been recorded.


CONVERSION OF NOTES

     You may convert all or some of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior repurchase of the notes.

     The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount of notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election. Upon conversion of notes, a holder will not receive any cash payment of interest or liquidated damages. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder's fractional shares will be deemed to satisfy our obligation to pay:

     - the principal amount of the note; and

     - accrued but unpaid interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on that interest payment date with respect to the notes so converted; provided that no such payment need be made (1) if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

     The initial conversion rate for the notes is 231.4815 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of $4.32. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Except as described above, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note):

     - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     - surrender the note to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents;

     - if required, pay all transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occurs:

          (1) We issue common stock as a dividend or distribution on our common stock.

          (2) We issue to all holders of common stock certain rights or warrants to purchase our common stock, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the closing sale prices of our common stock for the 10 trading days preceding the declaration date for such distribution.

          (3) We subdivide or combine our common stock.

          (4) We distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding rights or warrants specified above and dividends or distributions specified above.

          If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted.

          If we distribute cash (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up), then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution.

          (5) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

          (6) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer.

     The adjustment referred to in this clause (6) will only be made if:

     - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

     - the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

          However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the tender or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     "Current market price" of our common stock on any day means the average of the daily closing sales price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the "ex-date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, "ex-date" means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

     To the extent that we have a stockholder rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the stockholder rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. Please read "United States Federal Income Tax Considerations."

     The holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. If the conversion rate is increased to compensate holders of notes for the payment of cash dividends to holders of our common stock, then holders of notes will be deemed for U.S. federal income tax purposes to have received a distribution from us in the amount of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our earnings and profits. In addition, there are other cases in which an adjustment to the conversion rate (or failure to adjust the conversion rate) could potentially give rise to deemed dividend treatment. In addition, non-U.S. holders of notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. Please read "United States Federal Income Tax
Considerations -- U.S. Holders -- Constructive Dividends" and "-- Non-U.S. Holders -- Dividends."

     Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY INPUT/OUTPUT

     We may not redeem the notes at our option in whole or in part prior to maturity.

REPURCHASE AT OPTION OF THE HOLDER UPON A DESIGNATED EVENT

     If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date set by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be repurchased only in integral multiples of $1,000 principal amount.

     We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, and liquidated damages, if any, to, but excluding, the repurchase date. If such repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record on the close of business on the corresponding record date.

     We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

     - the principal amount of the withdrawn notes;

     - if certificated notes have been issued, the certificate number of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

     - the principal amount, if any, which remains subject to the repurchase notice.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the repurchase date, then, on and after the business day following the repurchase date:

     - the note will cease to be outstanding;

     - interest will cease to accrue; and

     - all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     A "designated event" will be deemed to have occurred upon a fundamental change or a termination of trading.

     A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

     - is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

     - is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

     A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the NASDAQ National Market.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

     These designated event repurchase rights could discourage a potential acquirer of I/O. However, this designated event repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "designated event" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be repurchased by us at the option of holders upon a designated event if the principal amount of the notes has been accelerated and such acceleration has not been rescinded.

     We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

MERGER AND SALE OF ASSETS BY I/O

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person; unless:

     - we are the surviving person, or the resulting, surviving or transferee person, if other than I/O is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     - the successor person, if other than I/O, assumes, by supplemental indenture satisfactory in form to the trustee, all of our obligations under the notes and the indenture;

     - after giving effect to such transaction, there is no event of default under the indenture, and no event which, after notice or passage of time or both, would become an event of default; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such transaction complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following will be events of default under the indenture:

     - we fail to pay principal or premium, if any, when due at maturity, upon repurchase or otherwise on the notes;

     - we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

     - we fail to provide timely notice of a designated event;

     - we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes);

     - payment defaults or other defaults causing acceleration of indebtedness prior to maturity, where the principal amount of the indebtedness subject to such defaults aggregates $5 million or more;

     - we fail to deliver shares of our common stock upon conversion of the notes within the time period required by the indenture, and such failure continues for a period of 5 days; or

     - certain events involving our bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payments of principal, premium, if any, interest or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then-applicable interest rate for the notes.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     - the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

MODIFICATION AND WAIVER

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

     - extend the fixed maturity of any note;

     - reduce the rate or extend the time for payment of interest or liquidated damages, if any, of any note;

     - reduce the principal amount or premium of any note;

     - reduce any amount payable upon repurchase of any note;

     - adversely change our obligation to repurchase any note upon a designated event;

     - impair the right of a holder to institute suit for payment on any note;

     - change the currency in which any note is payable;

     - impair the right of a holder to convert any note or reduce the number of shares of common stock or the amount of any other property receivable upon conversion;

     - reduce the quorum or voting requirements under the indenture;

     - subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

     - reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

FORM, DENOMINATION AND REGISTRATION

     The notes were issued:

     - in fully registered form;

     - without interest coupons; and

     - in denominations of $1,000 principal amount and integral multiples of $1,000.

  GLOBAL NOTE, BOOK-ENTRY FORM

     Notes that were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act were evidenced by one or more global notes which were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     You may hold your beneficial interests in a global note directly through DTC if you are a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     If you are not a participant, you may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

     - not receive physical delivery of certificates in definitive registered form; and

     - not be considered holders of the global note.

     We will pay interest and liquidated damages, if any, on and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

     - for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

     - for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for transfer, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

     We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, as amended and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     We entered into a registration rights agreement with the initial purchaser of the notes under which we were required to file a shelf registration statement, of which this prospectus forms a part, with the SEC covering resale of the registrable securities by March 9, 2004, and we are required to use our reasonable best efforts to cause the shelf registration statement to become effective by June 7, 2004. In addition, we are required to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus is a part, effective until the date there are no longer any registrable securities.

     When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

     - the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement of which this prospectus forms a part;

     - the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act; and

     - the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

     - exceed 30 days in any three-month period; or

     - an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we are permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages on the interest payment dates for the notes if the shelf registration statement is not timely declared effective or if this prospectus is unavailable for periods in excess of those permitted above:

     - on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or declared effective or during the additional period the prospectus is unavailable; and

     - on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate in effect during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement, of which this prospectus forms a part, will be required to:

     - be named as a selling stockholder in this prospectus or a supplement to this prospectus;

     - deliver a prospectus to purchasers; and

     - be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

     - pay all expenses of the shelf registration statement (provided, however, that each holder will be required to bear the expense of any broker's commissions, agency fees or underwriter's discount or commission);

     - provide each registered holder copies of this prospectus;

     - notify holders when the shelf registration statement has become effective; and

     - take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement, of which this prospectus forms a part, permits resales of registrable securities by selling security holders though brokers and dealers.

     Holders previously have been provided with a form of notice and questionnaire to be completed and delivered by holders interested in selling their registrable securities pursuant to the shelf registration statement, of which this prospectus forms a part,. In order to sell your registrable securities, you must complete and deliver the notice and questionnaire to us at least three business days prior to your intended distribution. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

RULE 144A INFORMATION REQUEST

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

INFORMATION CONCERNING THE TRUSTEE


     We have appointed The Bank of New York Trust Company of Florida, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes.



     The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if a default occurs with respect to the notes under the indenture and the trustee or any affiliate has or acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended, the trustee must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.



     The holders of a majority of outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain limitations specified in the indenture. The indenture provides that in case an event of default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee reasonable security or indemnity satisfactory to it against any costs, expenses or liabilities that may be incurred by the trustee.



GOVERNING LAW


     The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value, of which 100,000 shares have been designated as Series A Preferred Stock. As of March 2, 2004, there were 53,106,079 shares of common stock outstanding. No shares of Series A Preferred Stock are outstanding.


COMMON STOCK

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have any cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and may be subject to any preferential dividend rights of our preferred stock that we may issue in the future. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debt and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Our board of directors is authorized, subject to certain restrictions, without further stockholder approval, to issue at any time and from time to time, preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges and restrictions as shall be determined by our board of directors. These rights, privileges and restrictions may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and preemptive rights, to the full extent now or hereafter provided by Delaware law.

     The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of I/O without further action by our stockholders. The issuance of preferred stock having voting and conversion rights may adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on our common stock. Holders of preferred stock would typically be entitled to receive a preference payment upon our liquidation. Under certain circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.


     In August 2002, we repurchased from SCF all of our then-outstanding Series B Convertible Preferred Stock and Series C Convertible Preferred Stock in exchange for $30.0 million in cash and the issuance to SCF of a $31.0 million principal amount unsecured promissory note due May 2004 and a warrant to purchase 2,673,517 shares of our common stock. All outstanding indebtedness remaining under the SCF Note was repaid with the proceeds from our offering and sale of the notes in December 2003. The warrant was acquired by us at the same time in exchange for our issuance of 125,000 shares to SCF in a privately-negotiated transaction exempt from the registration requirements under the Securities Act.


OPTIONS


     As of December 31, 2003, options to purchase a total of 5,588,832 shares of our common stock were outstanding, having a weighted-average exercise price of $8.40 per share. As of that date, 353,358 additional shares of common stock were available for options that could be granted in the future under our stock option plans.


REGISTRATION RIGHTS


     In connection with our August 2002 repurchase of our Series B and Series C Preferred Stock, we entered into a registration rights agreement with SCF, which was terminated in December 2003 in connection with our exchange of 125,000 shares of our common stock for the warrant.

     In connection with our acquisition of our marine positioning systems subsidiary in November 1998, we entered into a registration rights agreement with a predecessor of Laitram, L.L.C. (Laitram) with respect to our shares of common stock acquired by Laitram under the transaction. This registration rights agreement grants piggyback registration rights to Laitram, which allow it to participate in underwritten public offerings initiated by us, subject to certain limitations and conditions set forth in the agreement. In addition, the registration rights agreement grants Laitram two demand registration rights, subject to certain limitations and conditions, including a requirement that each demand for registration shall not be made for less than 1,000,000 shares of our common stock.



     In connection with our acquisition of Concept in February 2004, we entered into a registration rights agreement with certain former securityholders of Concept with respect to shares of our common stock acquired by them in the transaction. The agreement provides for certain piggyback registration rights and two demand registrations. Any demand registration may not be made for less than 420,000 shares.



     Our registration rights agreements with Laitram and the former securityholders of Concept contain provisions whereby we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. Sales or the availability for sale of a substantial number of our shares of common stock in the public market could adversely affect the market price for our common stock.


STOCKHOLDER RIGHTS PLAN

     Our board of directors has adopted a stockholder rights plan. The stockholder rights plan was adopted to give our board of directors increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in the best interest of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

     The stockholder rights plan involved the distribution of one preferred share purchase "right" as a dividend on each outstanding share of our common stock to all holders of record on January 27, 1997. Each right will entitle the holder to purchase one one-thousandth of a share of our Series A Preferred Stock at an purchase price of $200 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The rights trade in tandem with our common stock until, and become exercisable following, the occurrence of certain triggering events. Our board of directors retains the right to discontinue the stockholder rights plan through the redemption of all rights or to amend the stockholder rights plan in any respect prior to our announcement of the occurrence of any such triggering event, including the acquisition of 20% or more of our voting stock by an acquiror. The rights will expire at the close of business on January 27, 2007, unless earlier redeemed by us.

     The description and terms of the rights are set forth in a rights agreement between us and our transfer agent as successor to Harris Trust and Savings Bank, as rights agent.

EFFECTS OF CERTAIN CERTIFICATE OF INCORPORATION AND BYLAWS PROVISIONS

     Certain provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that an investor might consider in that investor's best interest, including any attempt that might result in a premium over the market price for shares of our common stock.

     Our board of directors is divided into three classes that are elected for staggered three-year terms. Our stockholders may only remove a director for cause.

     Our certificate of incorporation provides that our directors generally will not be personally liable for monetary damages for breach of their fiduciary duties as a director. These provisions would not limit the liability of a director for breach of the director's duty of loyalty, acts or omissions not in good faith or which

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

involve intentional misconduct or a knowing violation of law, payment of an unlawful dividend or any unlawful stock purchase or redemption, or any transaction for which the director derived an improper benefit.

     Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers. In addition, we carry officer and director liability insurance.

     Our certificate of incorporation contains a "fair price" provision that requires the approval of holders of not less than 75% of the outstanding shares of our voting stock (including not less than 66 2/3% of the outstanding shares of voting stock not owned, directly or indirectly, by persons who are "Related Persons") as a condition for mergers, consolidations and certain other business combinations, including management buyouts, involving I/O and any Related Person; however, this 66 2/3% voting requirement is not applicable if the business combination is approved by the holders of not less than 90% of the outstanding shares of our voting stock. "Related Persons" include the holders of 10% or more of our outstanding voting stock and any affiliate of such persons. The 75% voting requirement of the "fair price" provision is not applicable to a business combination between I/O and any wholly-owned subsidiary, or a business combination involving a holder of 10% or more of our outstanding voting stock so long as the acquisition by such holder of such stock or the proposed transaction is approved in advance of such person becoming a holder of 10% of our outstanding voting stock by not less than 75% of our directors then holding office, or if the following conditions are met:

     - the transaction is a merger or consolidation proposed to occur within one year of the time such holder acquired 10% of our outstanding voting stock and the price to be paid to holders of common stock is at least as high as the highest price paid by such holder in acquiring any of our common stock;

     - the consideration to be paid in the transaction is cash or the same form of consideration paid by such holder to acquire a majority of its holdings of common stock;

     - between the date of the acquisition by the holder of 10% of our outstanding voting stock and the transaction, there has been no failure to declare and pay preferred stock dividends and no reduction in common stock dividends (except as approved by a majority of our unaffiliated directors), no further acquisition of voting stock by such holder and no benefit, direct or indirect, received by such holder through loans or other financial assistance from I/O or tax credits or other tax advantages provided by I/O; and

     - a proxy statement shall have been mailed to stockholders at least 30 days prior to the consummation of the transaction for the purpose of soliciting stockholder approval of this transaction.

     Our certificate of incorporation also provides that

     - special meetings of stockholders can be called only by our board of directors;

     - stockholders may act only at an annual or special meeting of stockholders and may not act by written consent;

     - our bylaws may be amended only by our board of directors or with the vote of not less than 75% of the outstanding shares of our voting stock;

     - a 75% vote of the outstanding voting stock is required to amend our certificate of incorporation with respect to certain matters, including, without limitation, the matters set forth in the two immediately preceding clauses above and the 75% voting requirement for certain business combinations described in the preceding paragraph; and

     - in addition to the 75% voting requirement referred to in the immediately preceding clause above, a 66 2/3% vote of the outstanding shares of our voting stock not owned by a Related Person is required to amend the provisions of our certificate of incorporation relating to certain business combinations described in the preceding paragraph.

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

     Our bylaws establish advance notice procedures with regard to the nomination, other than those made by or at the direction of the board of directors, of candidates for election as directors and as to any other business to be brought before an annual or special meeting of our stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to our corporate secretary prior to the meeting at which directors are to be elected. To be timely, notice must be delivered to or mailed and received at our principal executive offices
(a) for annual meetings of stockholders, not later than the close of business on the one hundred twentieth day prior to the first anniversary of the date our proxy statement was released to stockholders in connection with our previous year's annual meeting of stockholders, or (b) for special meetings at which our board of directors has determined that directors shall be elected, not later than the close of business on the one hundred twentieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely prior written notice to our corporate secretary of that stockholder's intention to bring such business before the meeting. For such stockholder's notice to be timely, notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the date that is 120 days prior to the first anniversary of the date our proxy statement was released to stockholders in connection with our previous year's annual meeting of stockholders. The notices must contain certain information, and are subject to other qualifications, specified in the bylaws.

DELAWARE LAW

     We are incorporated in Delaware and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Computershare Investor Service L.L.C. It is located at 2 North LaSalle St., Chicago, Illinois 60602-3705 and its telephone number is (312) 360-5286.

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

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the material U.S. federal income tax considerations relating to the beneficial ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the currently existing provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or different interpretations. In such event, the federal income tax consequences of purchasing, owning or disposing of the notes, or the common stock acquired upon conversion of the notes, could differ from those described in this summary. This summary generally applies only to holders that purchased the notes in the initial offering at their issue price and hold the notes, or common stock acquired upon conversion of the notes, as capital assets, within the meaning of
Section 1221 of the Code. The summary does not address any aspect of state, local or foreign tax law, nor does it address U.S. federal, estate and gift tax law.

     As used herein the term "U.S. holder" means a beneficial owner of the notes or the common stock that is for U.S. federal income tax purposes:

     - a citizen or resident of the United States (including certain former citizens and former long-term residents);

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any State thereof (including the District of Columbia);

     - an estate if its income is subject to U.S. federal income taxation regardless of its source; or

     - a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     A non-U.S. holder is a holder that is not a U.S. holder.

     If a partnership is a beneficial owner of our notes or common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our notes and common stock.

     This summary is for general information only and does not address federal income tax considerations that may be relevant to particular holders, such as:

     - financial institutions;

     - insurance companies;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     - real estate investment trusts;

     - grantor trusts;

     - regulated investment companies;

     - dealers or traders in securities or currencies;

     - tax-exempt entities;

     - persons that will hold the notes or common stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

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

     - U.S. holders that have a "functional currency" other than the United States dollar; and

     - persons subject to the alternative minimum tax.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

U.S. HOLDERS

  TAXATION OF INTEREST

     U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of tax accounting for U.S. federal income tax purposes. The notes were not issued with original issue discount for U.S. federal income tax purposes; however, if we do not comply with our obligations under the registration rights agreement, we may be required to make additional payments to holders of the notes, as described under "Description of Notes -- Registration Rights of the Noteholders." The original issue discount rules allow contingent payments such as these to be disregarded in determining whether a note is subject to the special rules that apply to debt instruments that provide for contingent payments if the contingency is "remote." We believe that the possibility is remote that we will make the additional payments described above; and we do not intend to treat the possibility of payment of such additional amounts as affecting the timing or amount of interest on the notes. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position.

  CONSTRUCTIVE DIVIDENDS

     The conversion rate will be adjusted in certain circumstances. If at any time the conversion rate of the notes is increased, such increase may be deemed to be the payment of a constructive taxable distribution, for U.S. federal income tax purposes, to the holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or cash, generally will result in deemed distribution treatment to the holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. In certain circumstances, the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our company's common stock. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under U.S. federal income tax principles.

  SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange, other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note generally will equal the amount the holder paid for the note, decreased by the amount of any payments (other than interest) received by such U.S. holder. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income.

     The gain or loss recognized by a U.S. holder on a disposition of the note will be long-term capital gain or loss if the U.S. holder's holding period for the note is more than one year. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. U.S. holders of notes should consult their tax advisors regarding the treatment of capital gains and losses.

     The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.
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

  CONVERSION OF THE NOTES INTO COMMON STOCK

     A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under "-- U.S. Holders -- Taxation of Interest," above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if such holder received the fractional share and then the fractional share was redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of such holder's tax basis in the common stock attributable to the fractional share. The holder's aggregate tax basis in the common stock will equal the holder's adjusted tax basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest, and decreased by the portion of tax basis allocable to the fractional share. The holder's holding period for the common stock will include the period during which such holder held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion.

  DIVIDENDS

     If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, other than certain pro rata distributions of common shares, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent that the distribution is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Under recently enacted legislation, in the case of certain taxpayers, including individuals, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. U.S. holders should consult their tax advisors regarding the implications of this new legislation to such U.S. holder's particular circumstances.

     If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to specific limitations and conditions.

  SALE OR EXCHANGE OF COMMON STOCK

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock.

     The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the U.S. holder's holding period for the shares is more than one year. U.S. holders should consult their tax advisors regarding the treatment of capital gains and losses.

     The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

NON-U.S. HOLDERS

  TAXATION OF INTEREST

     Although payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor, payments of interest on the notes to most non-U.S. holders will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder where:

     - the payments are treated as effectively connected with the non-U.S. holder's United States trade or business;

     - the payments are deemed to be contingent interest under the terms of the portfolio interest provisions;

     - the holder is a bank whose receipt of interest on a note is described in
       Section 881(c)(3)(A) of the Code;

     - the holder owns, directly or indirectly (taking into account certain constructive ownership rules), at least 10% of our voting stock; or

     - the holder is a "controlled foreign corporation" that is related to us.

     Even if the portfolio interest exemption does not apply, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-U.S. holder's country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under "-- Backup Withholding and Information Reporting," below.

  SALE, EXCHANGE OR REDEMPTION OF NOTES

     Subject to the discussion below concerning backup withholding, non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

     - the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

     - the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

     - the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met: or

     - the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

     The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation (USRPHC). In general, we would be a USRPHC if the fair market value of our interests in U.S. real estate, equals or exceeds 50% of the fair market value of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

  CONVERSION OF THE NOTES

     A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under "-- Non-U.S. Holders -- Taxation of Interest," above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if such holder received the fractional share and then the fractional share was redeemed for the cash. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of common stock would also generally not be subject to U.S. federal income tax. Please read "Non-U.S. Holders -- Sale or Exchange of Common Stock," below.

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

  DIVIDENDS

     Dividends, including any constructive dividends resulting from certain adjustments to the conversion rate (please read "U.S. Holders -- Constructive Dividends," above) paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. In the case of any constructive dividend, it is possible that this tax would be withheld from interest or sales proceeds subsequently paid or credited to you. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under "-- Backup Withholding and Information Reporting," below.

  SALE OR EXCHANGE OF COMMON STOCK

     Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

     - the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

     - the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

     - the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

     - the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business. For a discussion of FIRPTA rules, please read
       "-- Sale, Exchange or Redemption of Notes," above.

  INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder generally assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as if derived by a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business may be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide the recipient's taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on the recipient's returns. The backup withholding rate is currently 28%. For taxable years beginning after December 31, 2010, the backup withholding rate is scheduled to be increased to 31%. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     If the appropriate certification requirements are satisfied, the information reporting and backup withholding rules generally will not apply to payments that are subject to the 30% (or lower treaty rate) withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. However, information reporting on IRS Form 1042-S may still apply with respect to interest and dividend payments. A non-U.S. holder (or the holder's agent, as described further below) can meet this certification requirement by providing a completed IRS Form W-8BEN, IRS Form W-8EXP, or IRS Form W-8IMY, as applicable, or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

     Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status or otherwise establishes an exemption.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

     THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement to the initial purchaser in December 2003. The notes were sold by the initial purchaser of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.


     The following table sets forth information with respect to the selling securityholders and the principal amount of notes and underlying shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $60,000,000 aggregate principal amount of notes outstanding.



     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 231.4815 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. Except as set forth in the table below, no selling securityholder named in the table beneficially owns one percent or more of our common stock.



                                                                                      NUMBER OF
                                         AMOUNT        PERCENTAGE      AMOUNT OF      SHARES OF        NUMBER OF SHARES
                                        OF NOTES        OF NOTES      NOTES THAT     COMMON STOCK      OF COMMON STOCK
                                      BENEFICIALLY    BENEFICIALLY    MAY BE SOLD    BENEFICIALLY        THAT MAY BE
SELLING SECURITYHOLDER                 OWNED ($)       OWNED (%)        ($)(1)       OWNED(2)(3)          SOLD(1)(3)
----------------------                ------------    ------------    -----------    ------------      ----------------
AIG DKR SoundShore Holdings Ltd.
  c/o DKR Capital Partners LP......      621,000          1.03           621,000        143,750             143,750
Barclays Global Investors
  Diversified Alpha Plus Funds.....      245,000             *           245,000         56,712              56,712
Basso Multi-Strategy Holding Fund
  Ltd. c/o Basso Management
  L.P. ............................       10,000             *            10,000          2,314               2,314
BNP Paribas Equity Strategies, SNC
  c/o BNP Paribas Brokerage
  Services, Inc. ..................    2,951,000          4.91         2,951,000        689,340(4)(5)       683,101
CNM LA Master Account, L.P. .......      750,000          1.25           750,000        173,611             173,611
Context Convertible Arbitrage Fund,
  LP...............................    2,150,000          3.58         2,150,000        497,685             497,685
Context Convertible Arbitrage
  Offshore, LTD....................    4,650,000          7.75         4,650,000      1,076,388(5)        1,076,388
CopperNeff Convertible Strategies
  (Cayman) Master Fund, L.P. c/o
  BNP Paribas Brokerage Services,
  Inc. ............................    3,195,000          5.32         3,195,000        739,583(5)          739,583
DKR SoundShore Oasis Holding Fund
  Ltd. c/o DKR Capital Markets,
  Inc. ............................    3,000,000          5.00         3,000,000        694,444(5)          694,444
DKR SoundShore Opportunity Holding
  Fund Ltd. c/o DKR Capital
  Partners LP......................      298,000             *           298,000         68,981              68,981

                                                                                      NUMBER OF
                                         AMOUNT        PERCENTAGE      AMOUNT OF      SHARES OF        NUMBER OF SHARES
                                        OF NOTES        OF NOTES      NOTES THAT     COMMON STOCK      OF COMMON STOCK
                                      BENEFICIALLY    BENEFICIALLY    MAY BE SOLD    BENEFICIALLY        THAT MAY BE
SELLING SECURITYHOLDER                 OWNED ($)       OWNED (%)        ($)(1)       OWNED(2)(3)          SOLD(1)(3)
----------------------                ------------    ------------    -----------    ------------      ----------------
DKR SoundShore Strategic Holding
  Fund Ltd. c/o DKR Capital
  Partners LP......................      181,000             *           181,000         41,898              41,898
Forest Fulcrum Fund L.P. ..........      480,000             *           480,000        111,111             111,111
Forest Global Convertible Fund,
  Ltd., Class A-5..................    1,915,000          3.19         1,915,000        443,287             443,287
Forest Multi-Strategy Master Fund
  SPC, on behalf of its
  Multi-Strategy Segregated
  Portfolio........................      605,000          1.00           605,000        140,046             140,046
Gaia Offshore Master Fund L.P. ....      400,000             *           400,000         92,592              92,592
HFR CA Global Opportunity Master
  Trust............................       65,000             *            65,000         15,046              15,046
HFR RVA Select Performance Master
  Trust............................       90,000             *            90,000         20,833              20,833
HighBridge International L.L.C. ...    1,500,000           2.5         1,500,000        347,222             347,222
KBC Financial Products USA,
  Inc. ............................      500,000             *           500,000        115,740             115,740
Kdc Convertible Arbitrage Master
  Fund CV..........................      500,000             *           500,000        115,740             115,740
Kd Convertible Arbitrage L.P. .....    2,150,000          3.58         2,150,000        497,685             497,685
LDG Limited........................       62,000             *            62,000         14,351              14,351
Lexington Vantage Fund c/o TQA
  Investors, L.L.C. ...............       16,000             *            16,000          3,703               3,703
LLT Limited........................      155,000             *           155,000         35,879              35,879
Lyxor/Convertible Arbitrage Fund,
  Limited c/o BNP Paribas Brokerage
  Services, Inc. ..................      290,000             *           290,000         67,129              67,129
Lyxor/Context Fund LTD.............      400,000             *           400,000         92,592              92,592
Lyxor/Forest Fund Limited..........      810,000          1.35           810,000        187,500             187,500
Lyxor/Gaia II Fund Ltd. ...........      100,000             *           100,000         23,148              23,148
National Bank of Canada c/o Context
  Capital Management...............      600,000          1.00           600,000        138,888             138,888
National Bank of Canada c/o Putnam
  Lovell NBF Securities, Inc. .....    3,000,000          5.00         3,000,000        694,444(5)          694,444
Polygon Global Opportunities Master
  Fund.............................      500,000             *           500,000        115,740             115,740
Relay 11 Holdings Co. .............      105,000             *           105,000         24,305              24,305
Royal Bank of Canada (Norshield)
  c/o Context Capital Management,
  LLC..............................      400,000             *           400,000         92,592              92,592
Singlehedge U.S. Convertible
  Arbitrage Fund c/o BNP Paribas
  Brokerage Services, Inc. ........      762,000          1.27           762,000        176,388             176,388
Sphinx Convertible Arbitrage SPC...      105,000             *           105,000         24,305              24,305
Sphinx Fund c/o TQA Investors,
  L.L.C. ..........................       42,000             *            42,000          9,722               9,722
Sturgeon Limited...................      427,000             *           427,000         98,842              98,842

                                                                                      NUMBER OF
                                         AMOUNT        PERCENTAGE      AMOUNT OF      SHARES OF        NUMBER OF SHARES
                                        OF NOTES        OF NOTES      NOTES THAT     COMMON STOCK      OF COMMON STOCK
                                      BENEFICIALLY    BENEFICIALLY    MAY BE SOLD    BENEFICIALLY        THAT MAY BE
SELLING SECURITYHOLDER                 OWNED ($)       OWNED (%)        ($)(1)       OWNED(2)(3)          SOLD(1)(3)
----------------------                ------------    ------------    -----------    ------------      ----------------
TQA Master Fund, LTD...............      620,000          1.03           620,000        143,518             143,518
TQA Master Plus Fund, LTD c/o TQA
  Investors, L.L.C. ...............      948,000          1.58           948,000        219,444             219,444
TQA Special Opportunities Master
  Fund Ltd. c/o TQA Investors,
  L.L.C. ..........................    1,250,000          2.08         1,250,000        289,351             289,351
UBS O'Connor L.L.C. F/B/O O'Connor
  Global Convertible Arbitrage
  Master Limited...................    6,000,000         10.00         6,000,000      1,388,888(5)        1,388,888
Univest Convertible Arbitrage Fund
  II LTD (Norshield) c/o Context
  Capital Management, LLC c/o UBS
  O'Connor LLC.....................      250,000             *           250,000         57,870              57,870
Whitebox Convertible Arbitrage
  Partners LP c/o Whitebox Advisors
  LLC..............................    1,750,000          2.91         1,750,000        405,092             405,092
Wolverine Asset Management LLC.....      960,000          1.60           960,000        222,222             222,222
Xavex Convertible Arbitrage 4
  Fund.............................       85,000             *            85,000         19,675              19,675
Xavex Convertible Arbitrage 7 Fund
  c/o TQA Investors, L.L.C. .......      180,000             *           180,000         41,666              41,666
Zazove Convertible Arbitrage Fund,
  L.P. ............................    3,000,000          5.00         3,000,000        694,444(5)          694,444
Zurich Institutional Benchmarks
  Master Fund Ltd. ................      340,000             *           340,000         78,703              78,703
Zurich Institutional Benchmarks
  Master Fund Ltd. c/o TQA
  Investors, L.L.C. ...............      132,000             *           132,000         30,555              30,555
All other securityholders or any
  future transferees, pledgees,
  donees or successors of such
  securityholders(6)...............
     Total.........................


---------------


 *  Represents less than 1%



(1) Because a selling securityholder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given as to the number or percentage of notes and common stock that the selling securityholder will hold upon termination of any sales.



(2) Includes shares of common stock issuable upon conversion of the notes.



(3) The number of shares of our common stock issuable upon conversion of the notes is calculated assuming conversion of the full amount of notes held by such holder at the initial conversion price of $4.32 which equals a conversion rate of 231.4815 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of Notes -- Conversion Price Adjustments". Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares.



(4) Includes shares of common stock beneficially owned in addition to the shares of common stock deemed beneficially owned that are issuable upon conversion of the notes.

(5) Would represent, upon conversion of the securityholder's notes into shares of common stock, greater than 1% of our shares of common stock outstanding as of March 2, 2004.


(6) Assumes that any other holders of the notes or any future transferees, pledgees, donees or successors of such holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.


     None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders have held any position or office or has had any material relationship with us within the past three years.


     The initial purchaser purchased all of the notes from us in private transactions in December 2003. All of the notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

     Information concerning the securityholders may change from time to time and any changed information will be set forth in amendments to the registration statement of which this prospectus is a part, or in prospectus supplements to this prospectus, if and when necessary. In addition, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION


     We will not receive any of the proceeds from the sale of the notes and the shares of our common stock issuable upon conversion of the notes offered by this prospectus. The notes and the shares of our common stock issuable upon conversion of the notes may be offered and sold from time to time by the selling securityholders. The term "selling securityholders" includes transferees, pledges, donees or other successors selling notes and shares of our common stock issuable upon conversion of the notes received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.



     If the notes and the shares of our common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions and/or agents' commissions. Such notes and shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. Such sales may be effected in one or more transactions, which may involve block transactions:



     - on any national securities exchange or quotation service on which the notes and shares may be listed or quoted at the time of sale;



     - in the over-the-counter market;



     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or



     - any combination of the foregoing.



     The selling securityholders may sell notes and shares of our common stock issuable upon conversion of the notes by one or more of, or a combination of, the following methods:



     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;



     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;



     - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;



     - in privately negotiated transactions; and



     - in options transactions.



     In addition, any notes and shares that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.



     Selling securityholders that are also registered broker-dealers that sell the notes or shares of common stock hereunder may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions they receive and any profits on the sale of the notes and shares of our common stock issuable upon the conversion of the notes may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of any such compensation. We understand that Forest Fulcrum Fund L.P. and KBC Financial Products USA, Inc. are registered broker-dealers, and as a result, they may be deemed to be underwriters in connection with the sale of the notes or the common stock.



     We understand that several of the selling securityholders are affiliates of broker-dealers. Each of these selling securityholders has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.


     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any selling securityholder may pledge or grant a security interest in some or all of the notes and the shares of our common stock issuable upon conversion of the notes owned by it and, if such selling securityholder defaults in performance of its secured obligations, the pledgees or secured parties may offer and sell the pledged notes and the shares of our common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate the notes and the shares of our common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of this prospectus.


     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus.


     Our common stock is quoted on the New York Stock Exchange under the symbol "IO." We do not intend to apply for listing of the notes on any securities exchange or national market system. Accordingly, no assurance can be given as to the liquidity of, or development of any trading markets for, the notes.

     The selling securityholders and any other person participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

     Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS


     Fulbright & Jaworski L.L.P., Houston, Texas, has passed on the validity of the issuance of the securities offered in this prospectus.


                                    EXPERTS


     The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

     Our common stock is listed on the New York Stock Exchange (NYSE) and we are required to file reports, proxy statements and other information with the NYSE. You may read any document we file with the NYSE at the offices of the New York Stock Exchange, Inc. which is located at 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the notes and common stock under this prospectus. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the SEC, prior to the termination of the offering of the notes and common stock under this prospectus, will automatically update and supercede the previously filed information.


     - Our Annual Report on Form 10-K for our fiscal year ended December 31,
       2003.



     - Our Current Report on Form 8-K filed on March 5, 2004.


     - The description of our common stock contained in our Form 8-A dated October 14, 1994 filed under Section 12(b) of the Exchange Act, as amended by our Current Report on Form 8-K filed on February 8, 2002.

     - Our Form 8-A12B filed on January 27, 1997 and on Form 8-A12B/A filed on May 7, 1999.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                               Input/Output, Inc.
                             12300 Parc Crest Drive
                             Stafford, Texas 77477
                              Tel: (281) 933-3339
                         Attention: Corporate Secretary

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     An estimate (other than the SEC registration fee) of the fees and expenses of issuance and distribution of the securities offered hereby (all of which will be paid by Input/Output, Inc. ("I/O") is as follows:

SEC registration fee........................................  $  4,854
Legal fees and expenses.....................................  $125,000
Accounting fees and expenses................................  $ 25,000
Printing costs..............................................  $ 15,000
Miscellaneous expenses......................................  $ 10,000
                                                              --------
  Total.....................................................  $179,854
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware ("DGCL") permits I/O and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of I/O or in an action by stockholders of I/O. The Restated Certificate of Incorporation of I/O (the "Charter") provides that a director of I/O shall not be personally liable to I/O or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to I/O or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Amended and Restated Bylaws (the "Bylaws") of I/O provide that I/O shall, to the full extent permitted by applicable laws (including the DGCL), indemnify its directors, officers, employees and agents with respect to expenses (including counsel fees), judgments, fines, penalties, other liabilities and amounts incurred by any such person in connection with any threatened, pending or completed action, suit or proceeding to which such person is or was a party, or is or was threatened to be made a party, by reason of the fact that such person is or was serving as a director, officer, employee or agent of I/O or any of its subsidiaries, or is or was serving at the request of I/O or any of its subsidiaries as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws provide that the indemnification provided pursuant to the Bylaws is not exclusive of any other rights to which those seeking indemnification may be entitled under any provision of law, certificate of incorporation, bylaws, governing documents, agreement, vote of stockholders or disinterested directors or otherwise. I/O has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, I/O has agreed to indemnify its officers and directors against certain liabilities.

     I/O maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of I/O for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

ITEM 16.  EXHIBITS.

     The exhibits listed in the Exhibit Index are filed as part of this Registration Statement.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  *4.1    Indenture dated as of December 10, 2003 between
          Input/Output, Inc. and The Bank of New York Trust Company of
          Florida, N.A., as Trustee.
  *4.2    Registration Rights Agreement dated as of December 10, 2003 between Input/Output, Inc., as Issuer, and Morgan Stanley &
          Co. Incorporated, as the sole Initial Purchaser.
  *5.1    Opinion of Fulbright & Jaworski L.L.P.
**12.1    Statement Regarding Computation of Ratios.
**23.1    Consent of PricewaterhouseCoopers LLP.
 *23.3    Consent of Fulbright & Jaworski L.L.P. (incorporated by
          reference to Exhibit 5.1).
 *24.1    Power of Attorney (included in Signature Page).
 *25.1    Statement of Eligibility of Trustee on Form T-1.


---------------


 * Previously filed.



** Filed herewith.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement (333-112263) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stafford, State of Texas, on March 23, 2004.


                                          INPUT/OUTPUT, INC.

                                          By:     /s/ ROBERT P. PEEBLER
                                            ------------------------------------
                                                     Robert P. Peebler
                                             President, Chief Executive Officer
                                                         and Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement (333-112263) has been signed by the following persons in the capacities and on the dates indicated:



                 NAME                                  TITLE                       DATE
                 ----                                  -----                       ----

        /s/ ROBERT P. PEEBLER            President, Chief Executive Officer   March 23, 2004
--------------------------------------   and Director (principal executive
          Robert P. Peebler                           officer)

        /s/ J. MICHAEL KIRKSEY           Executive Vice President and Chief   March 23, 2004
--------------------------------------      Financial Officer (principal
          J. Michael Kirksey                     financial officer)

       /s/ MICHAEL L. MORRISON               Controller and Director of       March 23, 2004
--------------------------------------    Accounting (principal accounting
         Michael L. Morrison                          officer)

                  *                      Chairman of the Board of Directors   March 23, 2004
--------------------------------------              and Director
        James M. Lapeyre, Jr.

                  *                                   Director                March 23, 2004
--------------------------------------
       Bruce S. Appelbaum, Ph.D

                  *                                   Director                March 23, 2004
--------------------------------------
       Theodore H. Elliott, Jr.

                  *                                   Director                March 23, 2004
--------------------------------------
            Franklin Myers

                  *                                   Director                March 23, 2004
--------------------------------------
            John N. Seitz

                                                      Director
--------------------------------------
             Sam K. Smith


 *By:       /s/ ROBERT P. PEEBLER
        ------------------------------
         Name:     Robert P. Peebler
               Attorney-in-Fact

                               INDEX TO EXHIBITS


  *4.1   Indenture dated as of December 10, 2003 between
         Input/Output, Inc. and The Bank of New York Trust Company of
         Florida, N.A., as Trustee.
  *4.2   Registration Rights Agreement dated as of December 10, 2003 between Input/Output, Inc., as Issuer, and Morgan Stanley &
         Co. Incorporated, as the sole Initial Purchaser.
  *5.1   Opinion of Fulbright & Jaworski L.L.P.
**12.1   Statement Regarding Computation of Ratios.
**23.1   Consent of PricewaterhouseCoopers LLP.
 *23.3   Consent of Fulbright & Jaworski L.L.P. (incorporated by
         reference to Exhibit 5.1).
 *24.1   Power of Attorney (included in Signature Page).
 *25.1   Statement of Eligibility of Trustee on Form T-1.


---------------


 * Previously filed.



** Filed herewith.